Barclays Global Investors 400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474 -2737) www.iShares.com

October 27, 2008

VIA EDGAR CORRESPONDENCE

Ms. Sheila Stout, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares, Inc.

(Securities Act File No. 33-97598; and

Investment Company Act File No. 811-09102)

iShares Trust

(Securities Act File No. 333-92935; and

Investment Company Act File No. 811-09729)

Dear Ms. Stout:

This letter is in response to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to certain filings made by iShares, Inc., a Maryland corporation (the “Company”) and iShares Trust, a Delaware statutory trust (the “Trust”), on behalf of certain of their respective series (each, a “Fund” and collectively, the “Funds”). The comments were provided by you in a telephone conversation on October 21, 2008. For your convenience, your comments are set out below in italicized text and each comment is followed by our response.

Comments:

1.	Stock Splits

The staff requested that the Company and the Trust confirm the Funds that experienced a stock split during 2008.

Response: The Funds listed below experienced stock splits in July 2008.

Fund	Split Ratio	Registrant
iShares FTSE/Xinhua China 25 Index Fund	3 for 1	Trust
iShares MSCI Emerging Markets Index Fund	3 for 1	Company
iShares MSCI Pacific ex-Japan Index Fund	3 for 1	Company
iShares Russell Midcap Value Index Fund	3 for 1	Trust
iShares S&P Global Energy Sector Index Fund	3 for 1	Trust
iShares S&P North American Natural Resources Sector Index Fund	3 for 1	Trust
iShares Dow Jones U.S. Energy Sector Index Fund	3 for 1	Trust
iShares S&P SmallCap 600 Growth Index Fund	2 for 1	Trust
iShares S&P 1500 Index Fund	2 for 1	Trust
iShares MSCI South Africa Index Fund	2 for 1	Company
iShares S&P/TOPIX 150 Index Fund	2 for 1	Trust
iShares MSCI EMU Index Fund	2 for 1	Company
iShares Russell Midcap Growth Index Fund	2 for 1	Trust
iShares S&P Europe 350 Index Fund iShares S&P Latin America 40 Index Fund	2 for 1 5 for 1	Trust Trust

2.	MSCI Brazil Index Fund and MSCI Taiwan Index Fund.

The staff asked the Company to confirm whether tax expenses for each of the above referenced Funds should be included in the expense ratio in the referenced Funds’ prospectuses.

Response: Tax expenses, if they exceed a de minimis amount (i.e., represent more than 0.50 basis points) will be included in the annual fund operating expense tables within the prospectuses for the Funds to the extent required by Form N-1A. In general, such taxes are expected to be de minimis. With respect to the above-referenced Funds, the countries in which these Funds invest impose foreign taxes on distributions. The amounts of such tax expenses have been volatile in the past as they vary based on corporate actions and index allocations, and they are typically incurred by a Fund during a short period of time. The actual amounts of these taxes have been included in the Funds’ Statement of Operations and Financial Highlights. We will review the amounts of such expenses for the fiscal year ended August 31, 2008, and we will add disclosure regarding such expenses either in the fee table or a note to the fee table for any Funds with tax expenses that exceed a de minimis amount.

*  *  *

Should you have any questions or comments concerning the responses to your comments, please do not hesitate to contact me at 415-402-4663.

Sincerely,

/s/ Jack Gee
Jack Gee
Assistant Treasurer

cc. Benjamin J. Haskin, Esq.